UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election, pursuant to the provisions of section 54(c) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	Redwood Enhanced Income Corp.

Address of Principal Business Office:	250 West 55th Street, 26th Floor New York, NY

Telephone Number (including area code):	(212) 970-1400

File Number under the Securities Exchange Act of 1934:	814-01508

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☒	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The company has converted from a Maryland corporation to a Delaware limited partnership operating as a private fund. At a meeting of the company’s stockholder held on February 11, 2026, stockholders holding an aggregate of 17,188,991.27 shares of the company voted in favor of the change and no stockholders voted against the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and state of New York on the 27th day of February, 2026.

Redwood Enhanced Income Corp.

By:	/s/ Sean Sauler
Sean Sauler
Co-President

Attest:	/s/ Ruben Kliksberg
Ruben Kliksberg
Co-President